Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Telus International (Cda) Inc. (the “Company” or “we”)

Floor 5, 510 West Georgia Street

Vancouver, British Columbia

V6B 0M3

Item 2	Date of Material Change

August 2, 2024

Item 3	News Release

On August 2, 2024, the Company issued a news release through Business Wire and subsequently filed the news release under the Company’s profile on SEDAR+ at www.sedarplus.com.

Item 4	Summary of Material Change

On August 2, 2024, the Company determined that, effective as of September 3, 2024, (i) Jeff Puritt will retire as President and Chief Executive Officer of the Company and will be appointed as Executive Vice-Chair of the board of directors of the Company, (ii) Jason Macdonnell will be appointed as acting Chief Executive Officer of the Company and President, TELUS Digital Customer Experience, and (iii) Tobias Dengel will be appointed as President of TELUS Digital Solutions. These changes were implemented in connection with the announcement on the same date that the Company revised its financial outlook for the full-year 2024.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 2, 2024, the Company determined that, effective as of September 3, 2024, (i) Jeff Puritt will retire as President and Chief Executive Officer of the Company and will be appointed as Executive Vice-Chair of the board of directors of the Company, (ii) Jason Macdonnell will be appointed as acting Chief Executive Officer of the Company and President, TELUS Digital Customer Experience, and (iii) Tobias Dengel will be appointed as President of TELUS Digital Solutions. These changes were implemented in connection with the announcement on the same date that the Company revised its financial outlook for the full-year 2024, lowering the expected range for the Company’s Revenues, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS for 2024 below the expected ranges announced on February 9, 2024.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Michel Belec, Chief Legal Officer & Corporate Secretary

Phone: (604) 695 - 6400

Item 9	Date of Report

August 12, 2024.